Exhibit (k)(3)

BlackRock Advisors, LLC

100 Bellevue Parkway

Wilmington, Delaware 19809

[            ], 2018

BlackRock Credit Strategies Fund

100 Bellevue Parkway

Wilmington, Delaware 19809

Ladies and Gentlemen:

We are writing to confirm our understanding that BlackRock Credit Strategies Fund (the “Trust”) has a nonexclusive, revocable license to use the word “BlackRock” in its name and that if BlackRock Advisors, LLC (the “Advisor”) ceases to be the investment adviser to the Trust, the Trust will cease using such name as promptly as practicable, making all reasonable efforts to remove “BlackRock” from its name, including calling a special meeting of shareholders.

Skadden, Arps, Slate, Meagher & Flom LLP, counsel to the Trust, has informed us that the provision described above is contained in the Trust’s investment management agreement, and that continued use of the name “BlackRock” if the Advisor ceases to be the investment advisor would probably violate those provisions of the Investment Company Act of 1940, as amended, that require that the Trust’s name not be misleading.

Execution of this letter agreement on behalf of the Trust will signify that the Trust understands that it has a nonexclusive, revocable license to the use of the name “BlackRock.”

BLACKROCK ADVISORS, LLC

By:
Name: Neal J. Andrews
Title: Managing Director

BLACKROCK CREDIT STRATEGIES FUND

By:
Name: John M. Perlowski
Title: President and Chief Executive